10026525

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50220

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-2009 (MM/DD/YY) AND ENDING 12-31-2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Wesbanco Securities Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

135 West Main Street
(No. and Street)

St. Clairsville	OH	43950
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Rita Herndon 304-231-1201
(Area Code – Telephone Number)

SEC Mail Processing Section

MAR 01 2010

Washington, DC 107

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

2100 One PPG Place	Pittsburgh	PA	15222
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Rita A. Herndon, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Wesbanco Securities, Inc., as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No exceptions

Signature

Vice President

Title

Notary Public

OFFICIAL SEAL
NOTARY PUBLIC
STATE OF WEST VIRGINIA
SAMANTHA A. McGEE
WesBanco Bank Inc.
1 Bank Plaza
Wheeling, West Virginia 26003
My Commission Expires May 26, 2013

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AUDITED STATEMENT OF FINANCIAL CONDITION

WesBanco Securities, Inc.
(A Wholly Owned Subsidiary of WesBanco, Inc.)
December 31, 2009
With Report of Independent Registered Public
Accounting Firm

A copy of the report of independent registered public accounting firm on internal control is currently available for inspection at the principal office of the Securities and Exchange Commission in Washington, D.C. and the Chicago, Illinois regional office of the Securities and Exchange Commission, the region in which WesBanco Securities, Inc. has its principal place of business.

WesBanco Securities, Inc.
(A Wholly Owned Subsidiary of WesBanco, Inc.)

Audited Statement of Financial Condition

December 31, 2009

Contents

Ernst & Young

Ernst & Young LLP
2100 One PPG Place
Pittsburgh, Pennsylvania 15222
Tel: +1 412 644 7800
www.ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors
WesBanco Securities, Inc.

We have audited the accompanying statement of financial condition of WesBanco Securities, Inc. (the Company, a wholly owned subsidiary of WesBanco, Inc.) as of December 31, 2009. This statement of financial condition is the responsibility of WesBanco Securities, Inc.'s management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with the auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition, referred to above presents fairly, in all material respects, the financial position of WesBanco Securities, Inc. as of December 31, 2009, in conformity with U.S. generally accepted accounting principles.

Ernst + Young LLP

February 26, 2010

0912-1116126

WesBanco Securities, Inc.
(A Wholly Owned Subsidiary of WesBanco, Inc.)

Statement of Financial Condition

December 31, 2009

Assets	
Cash and cash equivalents	$ 1,310,450
Commission receivables	305,265
Prepaid expenses	18,465
Fixed assets (net of accumulated depreciation of $28,540)	26,242
Intangible assets (net of amortization of $76,509)	586,571
Other assets	191,468
Total assets	$ 2,438,461
Liabilities and shareholder's equity	
Liabilities:	
Accounts payable	$ 285,938
Contingent liabilities	403,978
Other liabilities	196,937
Total liabilities	886,853
Shareholder's equity:	
Common stock, par value $1 per share – authorized 500 shares, issued and outstanding 100 shares	100
Additional paid-in capital	1,275,533
Retained earnings	275,975
Total shareholder's equity	1,551,608
Total liabilities and shareholder's equity	$ 2,438,461

See accompanying notes.

1. Organization

WesBanco Securities, Inc. (the Company) is a wholly owned subsidiary of WesBanco, Inc. (Parent). The Company is registered as a broker/dealer under the Securities and Exchange Act of 1934 and is a member of Financial Industry Regulatory Authority, Inc. (FINRA), Municipal Securities Rulemaking Board (MSRB) and Securities Investors Protection Association (SIPC). In 1998 WesBanco, Inc. acquired a full-service broker/dealer from Commercial BancShares, Inc. and became WesBanco Securities, Inc. in 1999. WesBanco Bank had established Mountaineer Securities Company, a discount brokerage division in 1982 which merged into WesBanco Securities, Inc. in 1999. Oak Hill Financial Securities, Inc. was merged into the Company as part of the acquisition of Oak Hill Financial, Inc. by WesBanco, Inc. in November 2007. In March 2009 the Company acquired customer lists relating to a brokerage facility in the Columbus, OH market.

The Company offers financial planning, wealth management, individual retirement account (IRA) and 401(k) rollover, retail brokerage services, relating to securities such as insurance and mutual fund products, stock, options, and bonds on a fully-disclosed basis. The Company also operates as a registered investment advisor.

2. Significant Accounting Policies

Cash and Cash Equivalents

Cash and cash equivalents are highly liquid investments that are readily convertible to cash and have original maturities of less than 90 days.

Revenue Recognition

The Company does not carry security accounts for customers, perform custodial functions relating to customer securities, or receive customer funds. All transactions are cleared through another broker/dealer on a fully-disclosed basis. The Company records as accounts receivable amounts earned for services rendered when payment has not been received and collectability is reasonably assured.

2. Significant Accounting Policies (continued)

Fixed Assets

Fixed assets are recorded at cost and depreciated over their estimated useful life using the straight-line method. The principal estimated useful lives are three to seven years for furniture and equipment.

Intangible Assets

The Company has recognized an intangible asset in the amount of $663,080 for acquired customer lists related to a brokerage facility in the Columbus, OH market area. The customer lists are amortized on a straight-line basis over the useful life. The Company also has a liability of $403,978 for future payments related to the earn-out performance on the acquired customers.

Income Taxes

The operating results of the Company are included in the consolidated federal income tax return filed by WesBanco. The Company uses the liability method to account for deferred income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and law that will be in effect when the differences are expected to reverse.

The Company is subject to the provisions of the Financial Accounting Standards Board (FASB), Accounting for Uncertainty in Income Taxes, for financial statements for fiscal years beginning after December 15, 2008. This standard establishes consistent thresholds as it relates to accounting for income taxes. It defines the threshold for recognizing the benefits of tax return positions in the financial statements as "more likely than not" to be sustained by the taxing authority and requires management of a tax position meeting the more-likely-than-not criterion, based on the largest benefit that is more than 50% likely to be realized. As part of its implementation for the fiscal year beginning January 1, 2009, management has analyzed the Company's inventory of tax positions taken with respect to all applicable income tax issues for open tax years (in each respective jurisdiction), and has concluded that no provision for income tax is required in the Company's financial statements for such positions.

2. Significant Accounting Policies (continued)

The Company recognizes interest and penalties, if any, related to unrecognized tax benefits as interest and other income, net, in the statement of operations. During the year, the Company did not accrue any interest or penalties.

Use of Estimates

The preparation of the financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Recent Accounting Principles

In June 2009, the Financial Accounting Standards Board (FASB) issued an accounting pronouncement which establishes the Accounting Standards Codification as the source of authoritative accounting principles recognized by the FASB. The statement is effective for financial statements issued for interim and annual periods ending after September 15, 2009. The adoption of the guidance had no impact on the Company's financial position.

In May 2009, the FASB issued an accounting pronouncement which requires disclosure of the date through which an entity has evaluated subsequent events and the basis for that date; whether it is the date the financial statements were issued or were available to be issued. The statement is effective for financial statements issued for interim and annual periods ending after June 15, 2009. The adoption of the guidance had no impact on the Company's financial position.

In April 2009, the FASB issued an accounting pronouncement to provide additional guidance on estimating fair value when the volume and level of transaction activity for an asset or liability have significantly decreased in relation to normal market activity for the asset or liability. ASC 820 also provides additional guidance on circumstances that may indicate that a transaction is not orderly. The amended guidance was effective for interim and annual reporting periods ending after June 15, 2009. The adoption of the amended guidance had no impact on the Company's financial position.

2. Significant Accounting Policies (continued)

In April 2009, the FASB issued an accounting pronouncement, which extends the disclosure requirements of the fair value of financial instruments to interim financial statements. The amended guidance was effective for interim reporting periods ending after June 15, 2009. The adoption of the amended guidance had no impact on the Company's financial position.

In April 2008, the FASB issued an accounting pronouncement, which amended the factors to be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset. This amended guidance was effective for fiscal years beginning after December 14, 2008, and interim periods within those fiscal years. The Company adopted the provision of this standard on January 1, 2009, which did not have a material impact on the Company.

3. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission (SEC) Uniform Net Capital Rule (Rule 15c3-1) and is required to maintain minimum net capital, as defined, equal to the greater of $50,000, reduced from $250,000 during 2009, or 6.67% of aggregate indebtedness. At December 31, 2009, the Company had net capital of $628,355, which was $569,202 in excess of its required net capital of $59,153.

4. Income Taxes

The components of income tax expense for the year ended December 31, 2009, are as follows:

	Current	Deferred	Total
Federal	$ 388,204	$ (171,725)	$ 216,479
State	103,036	(45,579)	57,457
Total	$ 491,240	$ (217,304)	$ 273,936

4. Income Taxes (continued)

A reconciliation between the effective income tax rate and the federal statutory income tax rate follows:

Taxes at federal statutory rate	35.00%
State income taxes	5.60
Other	0.50
Effective tax rate	41.10%

The Company has recorded a net deferred tax asset of $191,390 resulting from the timing of depreciation for fixed assets, contingency reserves, and section 197 intangibles.

5. Related-Party Transactions

Related-party transactions consisted of cash held at an affiliate bank and taxes payable to Parent. At December 31, 2009, the Company had cash on hand with affiliates of $153,763 and a payable to WesBanco, Inc. for income taxes of $188,339.

The Company also processes trades on behalf of some officers and directors (including their affiliates and families) of WesBanco, Inc. and its subsidiaries and have had transactions with the subsidiaries in the ordinary course of business.

6. Financial Guarantee

The Company has agreed to indemnify the clearing broker, Mesirow Financial, for losses that it may sustain from customer accounts introduced by the Company. As of December 31, 2009, there were no amounts identified related to such agreement. The clearing agent holds marketable securities as collateral to support customer borrowing arrangements. At December 31, 2009, the market value of the collateral held for these borrowing arrangements was at least 140% of the amount borrowed.

The Company also maintains a clearing deposit with Mesirow Financial which can be used to offset liabilities arising from the indemnification financial guarantee. At December 31, 2009, the cash held with Mesirow Financial was a nonrestricted amount of $1,106,687 and a restricted amount of $50,000 for a total of $1,156,687.

7. Subsequent Events

The Company has evaluated subsequent events through February 26, 2010, the date on which these financial statements were issued.

Ernst & Young
Ernst & Young LLP
2100 One PPG Place
Pittsburgh, PA 15222
Tel: +1 412 644 7800
Fax: +1 412 644 0477
www.ey.com

Report of Independent Accountants on Applying Agreed-Upon Procedures

SEC Mail Processing Section
MAR 01 2010
Washington, DC
107

The Board of Directors
WesBanco Securities, Inc.:

We have performed the procedures enumerated below, which were agreed to by the Board of Directors and management of WesBanco Securities, Inc., the Securities Investor Protection Corporation (SIPC), the Securities and Exchange Commission, the Financial Industry Regulatory Authority, in accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934. We performed the procedures solely to assist the specified parties in evaluating WesBanco Securities, Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T) for the period of April 1, 2009 to December 31, 2009. WesBanco Securities, Inc.'s management is responsible for WesBanco Securities Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement record entries, including disbursements from the operating bank account.

   There were no findings as a result of our procedures.

2. Compared the amounts reported on the SIPC-7T tie-out schedule derived from the FOCUS reports for the fiscal period from April 1, 2009 through December 31, 2009 with the amounts reported in Form SIPC-7T for the fiscal period from April 1, 2009 to December 31, 2009 covered by the Form SIPC-7T.

   There were no findings as a result of our procedures.

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers.

   There were no findings as a result of our procedures.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related supporting schedules and working papers supporting the adjustments.

   There were no findings as a result of our procedures.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T) for the fiscal period from April 1, 2009 to December 31, 2009 covered by the Form SIPC-7T. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 26, 2010

Ernst & Young
Ernst & Young LLP
2100 One PPG Place
Pittsburgh, PA 15222
Tel: +1 412 644 7800
Fax: +1 412 644 0477
www.ey.com

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5(g)(1)

The Board of Directors
WesBanco Securities, Inc.

In planning and performing our audit of the financial statements of WesBanco Securities, Inc. (the Company), as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States, we considered its internal control over financial reporting (internal control), as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. The study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting

principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be significant deficiencies or material weaknesses and therefore, there can be no assurance that all deficiencies, significant deficiencies, or material weaknesses have been identified. However, we identified the following deficiencies in internal control that we consider to be material weaknesses, as defined above. These deficiencies were considered in determining the nature, timing and extent of the procedures performed in our audit of the financial statements of the Company as of and for the year ended December 31, 2009, and these deficiencies do not affect our report on the financial statements of the Company dated February 26, 2010.

We noted the Company did not record revenue transactions according to its revenue recognition policy and U.S. generally accepted accounting principles and does not have effective management oversight over the financial statement close process. The absence of effective controls over revenue recognition and the financial statement close process results in a reasonable possibility that a material misstatement of the financial statements would not be prevented, or detected by the Company's internal control. The absence of effective controls could also result in incorrect computations of net capital, excess net capital and aggregate indebtedness to net capital during the period.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the

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second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives, except for the matters described above.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulation Authority and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 26, 2010

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